UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                IFX CORPORATION (fka JACK CARL/312-FUTURES, INC.)
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   449518-20-8
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                                 (CUSIP Number)

              Christina S. Donka, Secretary, 200 West Adams Street,
                      Suite 1500, Chicago, Illinois 60606
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449518-20-8                                                     13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Burton J. Meyer           SSN - ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|   (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  Not Applicable

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                                    7       SOLE VOTING POWER
NUMBER OF                                       314,212 Shares of Common Stock
SHARES
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                        None
EACH
REPORTING                           9       SOLE DISPOSITIVE POWER
PERSON                                          314,212 Shares of Common Stock
WITH
                                    10      SHARED DISPOSITIVE POWER
                                                None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  314,212 Shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  Approximately 5.0% of the issued and outstanding Common Stock

14       TYPE OF REPORTING PERSON*

                  IN

                                *SEE INSTRUCTIONS

CUSIP No. 449518-20-8                                                     13D

                                  SCHEDULE 13D

ITEM 1.           Security and Issuer

                  Common Stock

                  IFX Corporation (fka Jack Carl/312-Futures, Inc.) 200 West Adams Street
                  Chicago, Illinois 60606

ITEM 2.           Identity and Background

                  (a)      Name:
                           Burton J. Meyer

                  (b)      Business Address:
                           E.D. & F. Man International Inc.
                           440 South LaSalle Street, 20th Floor
                           Chicago, Illinois 60605

                  (c)      Occupation:
                           President, Jack Carl Futures Discount Division E.D. & F. Man International Inc.
                           440 South LaSalle Street, 20th Floor
                           Chicago, Illinois 60605

                  (d) Mr. Meyer, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Meyer, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Not Applicable

ITEM 4.           Purpose of Transaction

                  On June 24, 1998, in a private transaction, the reporting person sold his option to purchase 250,000 shares of common stock of IFX Corporation at $1.20 per share to IFX Corporation for a total purchase price of $200,000.

CUSIP No. 449518-20-8                                                     13D


ITEM 5.           Interest in Securities of the Issuer

                  (a) 314,212 shares of common stock, approximately 5.0% of the issued and outstanding stock.

                  (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 314,212 shares of common stock held by the reporting person.

                  (c) On June 24, 1998, in a private transaction, the reporting person sold his option to purchase 250,000 shares of common stock of IFX Corporation at $1.20 per share to IFX Corporation for a total purchase price of $200,000.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

                  Not Applicable

ITEM 7.           Material to be Filed as Exhibits

                  Exhibit A:  Option  Purchase  Agreement  dated  June 24,  1998
                  between  Burton  J.  Meyer   ("Seller")  and  IFX  Corporation
                  ("Buyer").



                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             July 6, 1998
-----------------------------------
Date

                                                    /s/ Burton J. Meyer
                                                    -------------------
                                                    Burton J. Meyer